April 20, 2009
Via EDGAR Transmission
Division of Investment Management
U.S. Securities and Exchange Commission
Attn: Ms. Christina DiAngelo, Staff Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rivus Bond Fund (the “Fund”) File Nos. 333-156953 and 811-02201
Dear Ms. DiAngelo:
          On behalf of the Fund, this letter is being filed with the Securities and Exchange Commission via EDGAR to respond to the oral comments of the Commission’s staff (the “Staff”) provided on February 20, 2009 with respect to the Fund’s Form N-CSR filing, including its audited annual report to shareholders, for the fiscal year ended March 31, 2008 in connection with the Staff’s review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002.
          We appreciate the opportunity to address your comments regarding certain disclosure contained in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments.
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1.	The Staff has reviewed the disclosure required by Item 24 of Form N-2 regarding the basis of the Board’s approval of the investment advisory contract on page 15 of the Fund’s annual report to shareholders for the fiscal year ended March 31, 2008 (the “Annual Report”). The Staff requests that future disclosures contain additional detail with respect to the Board’s consideration including information regarding the comparative performance and fee.

Division of Investment Management
U.S. Securities and Exchange Commission

April 20, 2009
Response: Future disclosures in the Annual Report or a semi-annual report to shareholders in response to Item 24 of Form N-2 will include additional information with respect to the Board’s consideration of an investment advisory contract including additional detail on the use of comparative performance and fee information and any index or other third-party data (i.e. Lipper or Morningstar).
2.	Please provide in your response letter the items and amounts that comprise “Other income” on the Statement of Operations on page 9.
Response: The table below provides the requested information.

Date	Cusip	Security	Description	Amount
05/30/07	902118AY4	Tyco International Group	Tender Offer With Consent Payment	$22,500.00
07/13/07	257469AG1	Dominion Resources Inc	Tender Offer With Consent Payment	$35,000.00
07/31/07	233893AA4	Daimlerchrysler Co LLC	Tender Offer With Consent Payment	$35,000.00
10/18/07	12620CAC2	CPS 2007-C A3	Misc Adj	-$5.90
12/06/07	76113BAK5	GCB Residential Gap	Penalty Interest	$131.94
12/31/07	05565AAA1	BNP Paribas	Reclass from acct 60120	-$2.36
			Total	$92,623.68
3.	The Staff has reviewed the Fund’s disclosure regarding security valuation in the notes to the financial statements on page 12. The Staff requests that future disclosures provide additional detail with respect to fair valuation procedures and the Board’s consideration of fair valuation of portfolio securities. Please provide additional disclosure in future
Response: Future disclosures in the Annual Report or a semi-annual report to shareholders regarding fair valuation of securities will provide additional detail on the application of the Fund’s fair valuation procedures and the Board’s consideration of fair valuation.
4.	In the footnote on page 8 with respect to Rule 144A securities, in future reports please disclose that the Board has determined such securities to be liquid.

Division of Investment Management
U.S. Securities and Exchange Commission

April 20, 2009
Response: With respect Rule 144A securities, the Board reviews and approves the investment adviser’s liquidity determinations on a quarterly basis. Future disclosures in the Annual Report or a semi-annual report to shareholders will include disclosure that the Board has determined such securities to be liquid.
5.	The Staff has reviewed the Fund’s EDGAR filings and such record indicates that no 40-17G filing has been submitted for the Fund since 2005. Please make the appropriate filings for the period since such date.
Response: The Fund had procured the required fidelity bond coverage pursuant to Rule 17g-1 for the periods since May 12, 2005; however it had failed to submit such bond to the SEC as required by such Rule. The Fund will file with the SEC the fidelity bonds and related resolutions for the periods since May 12, 2005. The Fund has reviewed its policies and procedures to ensure that this filing will be made in the future as required.
6.	On Item 11(b) of Form N-CSR, please indicate whether there were any changes to the Fund’s disclosure controls and procedures during the period covered. The response to this item for the period ended March 31, 2008 indicates that there were no changes “that materially affected, or is reasonably likely to materially affect,” the Fund’s internal control over financial reporting.
Response: There have been no changes to the Fund’s Disclosure Controls and Procedures since they were adopted except certain updating changes to reflect (i) the change in the name and form of organization of the Fund effected in 2006 from “1838 Bond-Debenture Trading Fund” to “Rivus Bond Fund,” and (ii) personnel changes of the persons responsible for conducting certain tasks required under the Disclosure Controls and Procedures.
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Division of Investment Management
U.S. Securities and Exchange Commission

April 20, 2009
               We trust that these responses address your comments.
               This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.
               Please direct any questions concerning this letter to Joseph V. Del Raso, Esq. of Pepper Hamilton, LLP, counsel to the Fund, at 215.981.4506 or, in his absence to John P. Falco, Esq. of Pepper Hamilton at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Clifford D. Corso, President of Rivus Bond Fund Joseph V. Del Raso, Esq.

EXHIBIT A
RIVUS BOND FUND
113 KING STREET
ARMONK, NY 10504
April 16, 2009
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rivus Bond Fund (the “Fund”) File Nos. 333-156953 and 811-02201
Dear Sir or Madam:
          In connection with the Fund’s response to certain oral comments received from the Commission staff on February 20, 2009, with respect to the financial statements filed on Form N-CSR on May 30, 2008 ( “Financial Statements”), the Fund is providing the following, as instructed:
          The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its Financial Statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its Financial Statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the Financial Statements, and (iii) the Fund may not assert staff comments with respect to the Financial Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions concerning this letter to Joseph V. Del Raso, Esq. of Pepper Hamilton, LLP, counsel to the Fund, at 215.981.4506 or, in his absence to John P. Falco, Esq. of Pepper Hamilton at 215.981.4659.

Very truly yours,
/s/ Clifford D. Corso
Clifford D. Corso
President

Cc:	Ms. Christina DiAngelo, Staff Accountant, Securities and Exchange Commission Joseph V. Del Raso, Esq.